PRIVILEGED AND CONFIDENTIAL




                                    November 6, 1995



Board of Directors
First Interstate Bancorp
633 West Fifth Street
Los Angeles, California  90071

Gentlemen and Madame:

You have requested that we confirm our oral opinion as of November 5, 1995 as to the fairness to the holders of the outstanding shares of Common Stock, par value $2.00 per share (the "Shares"), of First Interstate Bancorp (the "Company") of the exchange ratio of 2.6 shares of Common Stock, par value $1.25 per share, of First Bank System, Inc. ("FBS") to be received for each Share (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of Novem- ber 5, 1995 among FBS, Eleven Acquisition Corp., a whol- ly-owned subsidiary of FBS, and the Company (the "Agreement").

Goldman, Sachs & Co. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having performed investment banking services for the Company from time to time and having acted as its financial advisor in connection with the Agreement. We also have provided certain investment banking services to FBS from time to time and may provide investment banking services to the combined company in the future. In addition, Goldman Sachs is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of







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Board of Directors
November 6, 1995
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customers, and hold positions in securities or options on
securities of the Company and FBS.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and FBS for the five years ended December 31, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and FBS; certain other communications from the Company and FBS to their respective stockholders; and certain internal financial analyses and forecasts for the Company and FBS prepared by their respective managements, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies (collectively, the "Syn-ergies") expected by the Company and FBS to be achieved as a result of the Merger. We have also reviewed, and considered in our analysis, information prepared by senior managements of the Company and FBS relating to the relative contributions of the Company and FBS to the combined company and the estimated pro forma impact of the Merger on earnings per share, consolidated capitalization and certain other financial ratios for the combined company as compared to the Company and FBS. We also have held discussions with members of the senior management of the Company and FBS regarding the past and current business operations, regulatory relationships, financial condition and future prospects of their respective companies, each senior managements' assessment of the strategic fit and implications of the Merger, and the Synergies. We also have reviewed with members of the senior management of the Company the results of the Company's due diligence examination of FBS. In addition, we have reviewed the reported price and trading activity for the Shares and FBS Common Stock, compared certain financial and stock market information for the Company and FBS with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us or conveyed to us in discussions with senior managements of the Company and FBS for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial







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Board of Directors
November 6, 1995
Page 3




forecasts, including, without limitation, the Synergies and projections regarding under-performing and non-per- forming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and FBS and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and FBS are in the aggregate adequate to cover all such losses. Similarly, we have assumed, with your consent and without independent analysis, that the obligations of the Company and FBS pursuant to derivatives, swaps, foreign exchange, financial instruments and off-balance sheet lending-related financial instruments will not have an adverse effect which would be relevant to our analysis. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or FBS or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. You have informed us, and we have assumed, that the Merger is of long-term strategic importance to the Company. We also have assumed, with your consent, that obtaining any necessary regulatory approvals and third-party consents for the Merger or otherwise will not have a materially adverse effect on the Company, FBS or the combined company. Our opinion as to the fairness of the Exchange Ratio addresses the ownership position in the combined company to be received by the holders of Shares pursuant to the Exchange Ratio on the terms set forth in the Agreement and does not address the future trading or acquisition value for the stock of the combined company. In addition, our opinion does not address the relative merits of the Merger and alternative potential transactions. We also have assumed with your consent that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles.

Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any







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Board of Directors
November 6, 1995
Page 4



stockholder of the Company as to how such stockholder should vote at the stockholders' meeting to be held in connection with the Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, we hereby confirm our oral opinion as of November 5, 1995 that the Exchange Ratio pursuant to the Agreement is fair to the holders of Shares.


Very truly yours,



GOLDMAN, SACHS & CO.